June 25, 2021


Via E-mail

Mr. John M. Perlowski, President
BlackRock ESG Capital Allocation Trust
55 East 52nd Street
New York, New York 10055

       Re:    BlackRock ESG Capital Allocation Trust
              File Nos. 333-256596 and 811-23701

Dear Mr. Perlowski:

        On May 28, 2021, BlackRock ESG Capital Allocation Trust (the    Fund
) filed a
registration statement on Form N-2. We have reviewed the registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

General

   1. The Fund   s name includes the term    ESG.    The staff believes this
term suggests a type
      of investment and, therefore, the Fund should include an 80% names rule policy that covers ESG. Please also clarify that the Fund will mark derivatives to market for purposes of this policy.

   2. Please tell us if potential investors have been presented with any test the waters materials in connection with this offering. If so, please provide us with copies of such materials.

   3. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the offering, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.
 Mr. John M. Perlowski, President
BlackRock ESG Capital Allocation Trust
June 25, 2021
Page 2


   4. Please disclose that the Fund will comply with Rule 13e-3 under the Exchange Act in connection with any Eligible Tender Offer, if the Eligible Tender Offer will cause the common shares to be delisted or eligible for termination of registration under the
      Exchange Act, or cause reporting obligations with respect to such class to become eligible for termination.

   5. We note that portions of the registration statement are incomplete (e.g., the seed financial statements, fee table, hypothetical expense example). We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

   6. Please provide the name of the independent registered public accounting firm in correspondence.

Summary of Trust Expenses, page 45

   7. Please confirm that the Fund will include a line item for AFFE in the fee table, as necessary.

   8. Please disclose the actual fee paid to the Sub-Advisor.

Investment Strategy, page 47

   9. The Fund uses several exclusionary criteria. The current disclosure notes that such
      criteria    includes, but is not limited to,    certain items. Please
revise to list all of the
      exclusionary criteria the Fund will use. With respect to the criteria that are listed, please enhance the disclosure by describing the:
          a. specific revenue threshold that will be used to determine when to exclude companies with business revenue attributable to controversial weapons, civilian firearms, tobacco and certain fossil fuels;
          b. the specific fossil fuels that the criteria exclude;
          c. criteria that would determine if a company is a UN Global Compact violator;
          d. specific threshold the Advisor will apply to ESG ratings; and
          e. minimum low carbon threshold that the Advisor will use.

   10. Disclosure states that Fund management then seeks to allocate the Fund
s assets to
       issuers based on certain ESG factors. Please enhance this disclosure to describe:
           a. the criteria used by the Advisor to determine that issuers are ESG sector
               leaders.    If this varies by sector, please disclose that and
provide examples of
               specific criteria in sectors that the Fund expects to invest in;
           b. the internal and external data sources that will be used;
 Mr. John M. Perlowski, President
BlackRock ESG Capital Allocation Trust
June 25, 2021
Page 3


          c. how the Advisor will determine whether a company is aligned with its social and environmental criteria and/or revenue associated with the UN Sustainable
             Development goals;
          d. what makes a bond    Green, Social, and Sustainable   ; and
          e. how the Advisor will determine whether a company has indicated decarbonization strategies.

   11. We note that the Fund intends to use one or multiple third party data/scoring providers in connection with ESG investing. In the principal strategies, please identify the provider that the Fund intends to use, or the primary providers if the Fund intends to use multiple providers. Please also briefly summarize each providers criteria/methodology in the principal strategies.

   12. Please disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for its portfolio companies. Alternatively, please advise in correspondence why the
       Fund believes such disclosure is not required.

   13. Please disclose how the ESG definition and methodology applies to municipal bonds, government sponsored ABS/MBS, and government securities (e.g., U.S. Treasuries).

Investment Policies, page 48

   14. Please disclose that the Subsdiary complies with provisions relating to affiliated transactions and custody (Section 17) of the Investment Company Act. Please also identify the custodian of the Subsidiary.

   15. Please confirm in correspondence that: (1) the Subsidiary   s management
fee will be
       included in    Management Fees   , (2) the Subsidiary and its board of
directors will agree
       to designate an agent for service of process in the United States; and
(3) the Subsidiary
       and its board of directors will agree to inspection by the staff of the
Subsidiary   s books
       and records, which will be maintained in accordance with Section 31 of the Investment
       Company Act and the rules thereunder.

Duration and Maturity Risk, page 77

   16. Please explain the concept of duration in the disclosure and include a brief example.

Sovereign Governmental and Supranational Debt Risk, page 98

   17. Please disclose if the Fund intends to invest greater than 25% of net assets in sovereign debt of a single foreign country.
 Mr. John M. Perlowski, President
BlackRock ESG Capital Allocation Trust
June 25, 2021
Page 4


Dividend Reinvestment Plan, page 124

   18. Please disclose the income tax consequences of participation in the plan (i.e., that capital gains and income are realized, although cash is not received by the shareholder).

Common Shares, page 125

   19. Disclosure states that the Board has the power to cause shareholders to pay certain expenses of the Fund by reducing the number of common shares owned by each respective shareholder. Please advise us of the legal basis for the trust acquiring shares in this manner.

Certain Provisions in the Agreement and Declaration of Trust and the Bylaws, page 127

   20. Please discuss the factors that the Board will consider in determining whether to propose a conversion.

   21. Disclosure on page 128 describes a control share acquisition provision in the
       Agreement and Declaration of Trust that does not follow any statute that applies to the Fund as a Maryland statutory trust. Please explain how this provision is
       consistent with the staff   s statement issued on May 27, 2020
withdrawing the
       Boulder no-action letter and with the voting requirements under Section 18 of the
       Investment Company Act. Please also address the implications under the MCSAA and the Investment Company Act of the distinction between the common shares and any preferred shares that might be issued.

Statement of Additional Information

Investment Restrictions, page S-1

   22. Please confirm that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the
       investments should be allocated when determining the Fund   s compliance
with its
       concentration policies.

Exhibits

Agreement and Declaration of Trust

   23. Please revise Section 12.4 to state that the provision forcing a shareholder suit to be brought first in state court does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and
 Mr. John M. Perlowski, President
BlackRock ESG Capital Allocation Trust
June 25, 2021
Page 5


         corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

      24. Please disclose in an appropriate location in the prospectus or SAI that shareholders waive the right to a jury trial.

                                          *   *    *   *   *

       We note that portions of the filing are incomplete. We may have additional comments on those portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

         You may contact me at (202) 551-3503 if you have any questions.


                                                               Sincerely,

                                                               /s/ David L.
Orlic

                                                               David L. Orlic
                                                               Senior Counsel


cc:      Keith OConnell, Branch Chief
         Michael J. Spratt, Assistant Director
         Disclosure Review and Accounting Office